UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

China Liberal Appoints Co-Chief Executive Officer

On January 15, 2025, the board of directors (the “Board”) of China Liberal Education Holdings Limited (the “Company”) approved the appointment of Mr. Kian Ning Chung as the co-chief executive officer (“Co-CEO”) of the Company, effective as of January 15, 2025 until December 31, 2025. In connection with Mr. Chung’s appointment, the title of Ms. Ngai Ngai Lam was changed from the chief executive officer (“CEO”) of the Company to Co-CEO of the Company, effective as of January 15, 2025 until December 31, 2025, and Ms. Lam will be re-appointed as the CEO of the Company effective as of January 1, 2026. Acting jointly in the capacity as Co-CEO with Ms. Lam, Mr. Chung will be responsible for overseeing the Company’s equity-related financing and shareholding changes related matters.

The Board has reviewed Mr. Chung’s biography, carefully considered Mr. Chung’s candidacy and determined that it is in the best interest of the Company to appoint Mr. Chung as the Co-CEO. Mr. Chung has over a decade of experience in educational program management, vocational training integration and technological consulting for campus solutions. Since 2021, he has served as a senior manager at Huali Vocational College, leading digital transformation projects and expanding vocational training offerings. From 2017 to 2021, he has served as a senior manager at Hong Kong Integrated Vocational Development Centre, overseeing curriculum localization and accreditation for Sino-foreign cooperative programs. From 2013 to 2017, he worked as a project coordinator at MARA Liner in Kuala Lumpur, designing blended learning curricula, establishing partnerships with local technical colleges, and introducing online platforms to enhance course delivery and administration. He holds a bachelor’s degree in arts from Universiti Malaya.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: January 15, 2025	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Co-Chief Executive Officer and Chairperson of the Board of Directors

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